Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, California 94303

VIA EDGAR

June 21, 2010

Kevin Woody
Branch Chief
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC, 20549

Re:	Essex Property Trust, Inc., a Maryland corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement
Filed March 22, 2010
File No. 001-13106

Dear Mr. Woody:

Essex Property Trust, Inc., a Maryland corporation (“Essex”), respectfully requests additional time to respond to the comment letter, dated June 10, 2010, from the staff of the Securities and Exchange Commission, related to the above filings.  Essex plans to submit its response on or before July 16, 2010.  Please contact me if this schedule is in any way a problem.

Thank you for your assistance.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Chief Financial Officer
Essex Property Trust, Inc.